UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Ascendia Brands, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

043509 10 8

(CUSIP Number)

Herbert Henryson II, Esquire

Wolf, Block, Schorr and Solis-Cohen LLP

250 Park Avenue

New York, NY 10177

(212) 986-1116

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

August 3, 2006

(Date of Event that Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 043509 10 8	13D	Page 2 of 4

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Dana Holdings, LLC 30-0259951
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,003,318*
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 9,003,318*
	10.	SHARED DISPOSITIVE POWER -0- Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,003,318*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14.	TYPE OF REPORTING PERSON OO

*Assumes conversion of shares of Series A Junior Participating Preferred Stock as described in Item 6 of the Original Schedule 13D.

CUSIP No. 043509 10 8	13D	Page 3 of 4

AMENDMENT NO. 1 TO SCHEDULE 13D

Reference is made to the Statement on Schedule 13D filed on May 26, 2005 (the “Original Schedule 13D”), on behalf of Dana Holdings, LLC (the “Filing Person”), relating to the Common Stock, par value $0.001 per share, of Ascendia Brands, Inc. (f/k/a Cenuco, Inc.), a Delaware corporation (the “Issuer”). Unless the context otherwise requires, references herein to the “Shares” are the Common Stock of the Company. Capitalized terms used herein and not otherwise defined have the meanings given to them in the Original Schedule 13D.

This Amendment No. 1 is being filed to report that on August 3, 2006, the Company redeemed from the Filing Person an aggregate of 102.95 shares of Series A Preferred Stock.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

Item 3 of the Original Schedule 13D is hereby amended by adding a new paragraph at the end thereof that reads in its entirety as follows:

On August 3, 2006, the Company redeemed from the Filing Person an aggregate of 102.95 shares of Series A Preferred Stock. The Company paid to the Filing Person an aggregate of $1,822,916.50 in consideration for such shares of Series A Preferred Stock. If conversion of the Series A Preferred Stock had occurred on August 3, 2006, each share of Series A Preferred Stock would have been converted into 10,118.1774 Shares in accordance with the terms of the Series A Preferred Stock. Accordingly, the redemption price of the shares of Series A Preferred Stock corresponds to $1.75 per Share for each Share into which the Series A Preferred Stock that was redeemed would be convertible.

On August 28, 2006, the Filing Person redeemed 3.12% of its outstanding membership interests and distributed to the former member holding such membership interests in consideration thereof an aggregate of 28.70375 shares of Series A Preferred Stock, representing the equivalent percentage of the Filing Person’s holdings of Series A Preferred Stock.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Schedule 13D is hereby amended by deleting such Item 5 in its entirety and replacing Item 5 so that it reads as follows:

(a) The Filing Person beneficially owns 9,003,318 shares of Common Stock, which constitutes 23.9% of the Common Stock outstanding (based upon 13,913,056 shares of Common Stock outstanding as reported in the Issuer’s Preliminary Information Statement on Schedule 14C filed on August 8, 2006 and the assumed conversion of all outstanding shares of Series A Preferred Stock at a conversion ratio of 10,118.1774). Because Mr. Falsetti is the sole manager of the Filing Person and the owner of 50% of the outstanding membership interests of the Filing Person, Mr. Falsetti may also be deemed to be the beneficial owner of 4,501,659 of the shares of Common Stock beneficially owned by the Filing Person. Except as set forth in this Item 5(a), neither the Filing Person nor Mr. Falsetti beneficially owns any shares of Common Stock.

CUSIP No. 043509 10 8	13D	Page 4 of 4

(b) The Filing Person has sole voting power and power to dispose of the 889.8162 shares of Series A Preferred Stock, and the shares of Common Stock issuable upon conversion of the Series A Preferred Stock, held by the Filing Person. Except as set forth in this Item 5(b), neither the Filing Person nor Mr. Falsetti has voting power or power to dispose of any shares of Common Stock.

(c) Except for the redemption of the shares of Series A Preferred Stock described in Item 3 above, neither the Filing Person nor Mr. Falsetti has effected any transactions in the shares of Common Stock during the past 60 days.

(d) None.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	September 1, 2006

DANA HOLDINGS, LLC

By:	/s/ Joseph A. Falsetti

Joseph A. Falsetti

Manager